Exhibit 99.2

TRANSLATION FROM THE SPANISH ORIGINAL FOR INFORMATIVE PURPOSES

TURBO ENERGY, S.A.

Call for the Ordinary General Shareholders’ Meeting

Turbo Energy, S.A. (hereinafter “Turbo”, the “Company” or the “Issuer”), pursuant to article 14 of the Company’s bylaws hereby informs the market of the following information:

By virtue of a resolution of the Board of Directors held on April 16, 2024, the Ordinary General Shareholders’ Meeting is hereby called to be held at the Company’s registered offices, Calle Isabel la Católica, 8 Oficinas 50-51, 46004 Valencia-Spain, on June 25, 2024 at 5:00 p.m. (UTC+01:00) on first call, and in the event that the legally required quorum is not reached, on the following day, June 26, 2024, on second call. It is hereby stated for the record that the meeting is expected to be held on first call.

The matters to be deliberated and voted on at this Ordinary General Shareholders’ Meeting are as follows

Agenda

First.	Ratify to elect seven persons to the Board of Directors of the Company, each to serve until the next annual general meeting of shareholders, or until such person’s successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

Second.	Ratify the appointment of TAAD, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024.

Third.	Assessment and, where appropriate, approval of the individual Annual Accounts (balance sheet, profit and loss account, statement of changes in equity for the year, cash flow statement and notes to the annual accounts), as well as the management report.

Fourth.	Examination and, where appropriate, approval of the individual Annual Accounts’ proposed results allocation.

Fifth.	Approval, if appropriate, of the management of the Board of Directors during the Financial Year ended 31th December 2023.

Sixth.	To exam and, where appropriate, approval the delegation to the Board of Directors of the power to carry out capital increases, within the limit provided for in Article 297.1.b) of the Spanish Companies Act, up to half of the share capital at the date of the authorization, within the legal period of one year from the date of this Ordinary Shareholders’ Meeting, with the possibility of carrying out the increase on one or more occasions and with the power to exclude the right of subscription in whole or in part, in accordance with the provisions of Article 506 of the Spanish Companies Act. This delegation to increase the share capital excluding subscription rights may not exceed twenty percent of the Company’s share capital.

TRANSLATION FROM THE SPANISH ORIGINAL FOR INFORMATIVE PURPOSES

Seventh.	To exam and, where appropriate, approval to authorize, as the case may be, the Board for a non-extendable period of one year, pursuant to the provisions of Article 319 of the Commercial Registry Regulations and 511 of the Spanish Companies Act, and on one or more occasions, to issue bonds or bonds convertible and/or exchangeable for shares of the Company, including instruments of a similar nature, convertible or exchangeable for shares of the Company, or which may directly or indirectly entitle the Board to subscribe shares of the Company, including warrants, with express powers to exclude pre-emptive subscription rights in issues, with the Board being empowered to set the conditions thereof, in accordance with the conversion bases agreed by the Shareholders’ Meeting, and to proceed with the capital increases required for their conversion, excluding the shareholders’ pre- emptive rights, provided that when exercising the delegation, the mandatory reports required by current legislation are submitted, both by the Board itself and by the Independent Auditor appointed if necessary. The maximum amount of the issues authorized under said delegation may not exceed the global amount of 60,000,000 Euros, nor may the individual issue in each case require the simultaneous approval of a capital increase of more than twenty percent of the total capital resulting therefrom. Furthermore, in the event that the pre-emptive subscription right is excluded from the issues, the maximum number of shares into which the bonds issued or instruments of a similar nature may be converted may not exceed twenty percent of the number of shares comprising the share capital at the time of the authorization.

Eighth.	Granting of powers for the execution and notarization of resolutions. To execute such public documents as may be necessary for the due formalization and registration in the Mercantile Registry of the resolutions adopted at this General Shareholders’ Meeting, including the correction or rectification, if necessary.

Ninth.	Suggestions and Questions

Tenth.	Reading and Approval, where appropriate, of the General Shareholders Meeting minute.

TRANSLATION FROM THE SPANISH ORIGINAL FOR INFORMATIVE PURPOSES

Information right

In accordance with the provisions of the applicable regulations, as from the publication of this notice, shareholders are entitled to examine and obtain at the Company’s registered office or request that the documents submitted for approval be sent to them immediately and free of charge.

Independently of the aforementioned right to information, as from the publication of the notice of meeting, this notice of meeting will be available for consultation on the Company’s corporate website (www.turbo-e.com).

Likewise, the shareholders may request from the directors any information or clarifications they deem necessary regarding the matters included in the agenda, or submit in writing the questions they deem pertinent, up to the seventh day prior to the date scheduled for the meeting. The administrators shall provide the information in writing up to the day of the meeting.

As a result of Turbo Energy, S.A.’s status as a listed company on the National Association of Securities Dealers Automated Quotations (NASDAQ) market and for the purposes of complying with the requirements established in Article 495. 3 of the Capital Companies Act regarding the forms of communication and publicity in the foreign market, in addition to this announcement, the Issuer will send, through the corresponding additional communications, the call and other documents in English to the shareholders holding ADRs representing the Company’s shares and which are listed on said market, and all of the above, within the deadlines required under the regulations of the aforementioned market.

Right of attendance and representation

Shareholders who appear as holders in the corresponding book-entry registry at least five (5) days prior to the date on which the General Meeting is to be held may attend. For this purpose, accreditation shall be required by means of the appropriate attendance card, certificate issued by the depository entity adhered to Iberclear or by any other legally admitted form. The registration of the attendance cards shall begin one hour before the time set for the meeting.

Any shareholder entitled to attend may be represented by another person, even if such person is not a shareholder. The proxy must be conferred in writing by means of an attendance card or certificate or other accepted form and delegation duly completed and signed by the shareholder granting the proxy for each meeting. The proxy is always revocable. The personal attendance to the General Meeting of the represented shareholder shall have the value of revocation.

Remote attendance to the General Meeting will be through the link that will be provided by the Company at least five days prior to the General Meeting and send the request by e-mail to the address: shareholders@turbo-e.com or comply with the requirements established for registration on the Company’s website. In order to obtain access codes, it shall be necessary to prove the condition of shareholder by means of an attendance card issued by the depositary or Broker in which the shareholder has deposited the shares and a document accrediting the shareholder.

TRANSLATION FROM THE SPANISH ORIGINAL FOR INFORMATIVE PURPOSES

Right to supplement the agenda

As from the date of publication of the notice of call, shareholders representing at least the 5% of the share capital may request the publication of a supplemental notice of call, including other points on the agenda. This request shall be sent through any certifying means, to be received at the registered office within five days after publication of this notice of call. The addendum shall be published at least fifteen (15) days prior to the date of the shareholder´s meeting.

The President of the Board of Directors, Mr. Enrique Selva Bellvís in Valencia, on 24th of May 2024.

TRANSLATION FROM THE SPANISH ORIGINAL FOR INFORMATIVE PURPOSES

PROCEDURE FOR REMOTE ATTENDANCE THE GENERAL MEETING

TURBO ENERGY, S.A.

Attendance at the Annual Ordinary Meeting of the Company may only be made through the use of telematic means that allow connection in real time with the premises where the meeting is held (“Remote Attendance”). Remote attendance shall be possible from any device with Internet access (including cell phones and tablets).

Registration

Shareholders must be accredited before zero hours on June 18, 2024 by completing the Attendance Card to be sent to the e-mail address shareholders@turbo-e.com.

The Company shall verify the data provided by the shareholder by contrasting them with the information available to it. The Company reserves the right to request from shareholders any additional means of identification it deems necessary to verify their status as shareholders and to guarantee the authenticity of remote attendance at the General Shareholders’ Meeting.

In the event of a discrepancy between the number of shares communicated by the shareholder and the number of shares recorded in the Company’s file, the number of shares of the Company shall prevail for quorum and voting purposes.

Representation

Shareholders wishing to grant a proxy must do so prior to the General Shareholders’ Meeting through the Company’s corporate website by e-mail to the address shareholders@turbo-e.com or by postal correspondence sent to the attention of the “Shareholders’ Office” of turbo at the address at Calle Isabel la Católica, 8. Oficinas 50-51 46004 Valencia – Spain.

The shareholder may obtain the proxy card by downloading and printing it from the Company’s corporate website, by picking it up at the registered office or by requesting that it be sent free of charge to the Shareholders’ Office (telephone +34 960 450 026 / +34 601 902 576 / e-mail shareholders@turbo-e.com).

The proxy or remote voting prior to de General Shareholders’ Meeting shall only be considered valid if the status of shareholder is confirmed, verifying that the ownership and number of shares provided by each of the persons issuing their proxy or voting by remote means of communication coincide with the data in the possession of the Company.

In the case of joint ownership of shares, it shall be understood that the person who confers the representation or casts the remote vote has been appointed for the exercise of the rights of partner, if he is one of the joint owners.

The attendance at the Meeting of a shareholder who had previously granted a proxy or voted by remote means of communication (postal) shall render the proxy granted or the vote cast null and void.

In the event that a shareholder confers several proxies and/or casts several votes (by postal), the action (granting of proxy or voting) that was taken last shall prevail.

If there is no certainty as to when the shareholder conferred the proxy or cast the vote, the latter (regardless of the means used to cast it) shall prevail over the proxy. If the shareholder has cast different votes in different directions, by postal means, the vote cast last shall prevail.

In the case of shareholders who are legal entities, a photocopy of the power of attorney by virtue of which the powers of the natural person signing the proxy card or remote voting on behalf of the legal entity are accredited must be sent to the Company.

In the event that the shareholder wishes to revoke the proxy granted, he/she must contact the Company, at the Shareholders’ Office at +34 +34 960 450 026 / +34 601 902 576, before midnight on June 18, 2024.

TRANSLATION FROM THE SPANISH ORIGINAL FOR INFORMATIVE PURPOSES

Connection

Shareholders wishing to attend remotely must access the remote attendance platform, identifying themselves by using the camera between 4:45 p.m. and 5:00 p.m. on June 25, 2024 (if the General Meeting is held on first call) or, if applicable, between 4:45 p.m. and 5:00 p.m. on June 26, 2024 (if the General Meeting is held on second call).

Attendees will not be allowed to connect outside this time slot.

During the course of the General Meeting, shareholders attending remotely will not be allowed to vote.

If the person attending remotely has granted proxies in his or her favor, and provided that these have been received by the Company within the admitted deadlines, he or she shall be notified so that, if applicable, he or she may accept them and send voting instructions to the Secretary.

A shareholder who has registered to attend remotely and wishes to leave the General Shareholders’ Meeting by so stating to the Secretary may do so. Once he/she has communicated his/her express wish to leave the meeting, all subsequent actions shall be deemed not to have been carried out.

The remote attendance mechanisms shall be closed at the end of the General Shareholders’ Meeting or, as the case may be, when it is determined that there is not a quorum sufficient to hold the meeting.

It is the sole responsibility of the shareholder to keep the means of identification necessary to access and use the remote attendance service. In the case of a legal entity, the latter must notify any modification or revocation of the powers held by its representative and, therefore, the Company declines any liability until such notification is made.

Intervention

Shareholders who, in the exercise of their rights, intend to intervene in the Meeting and, if applicable, request information or clarifications in relation to the items on the Agenda, or make proposals in the cases permitted by law, shall state their intention to do so at the time of registration.

After this statement, and exclusively through the intervention form provided for this purpose, the attendees may formulate in writing and submit their intervention, question or proposal until the Chairman declares the Meeting to be validly constituted. Any attendee who wishes his intervention to be recorded in the Minutes of the Meeting must expressly indicate this in the text of the same.

Voting

Voting on proposals relating to items included in the Agenda may be cast as soon as the Chairman declares the Meeting to be validly constituted, provided that the attendee has registered in accordance with the procedure set forth in the preceding paragraphs.

With regard to the proposed resolutions on those matters which, by legal mandate, need not appear on the Agenda, the attendees may cast their votes from the moment indicated by the Chairman, once the proposal has been formulated and read.

The procedure set forth in the Company’s Bylaws shall be applied for voting on the proposed resolutions.

TRANSLATION FROM THE SPANISH ORIGINAL FOR INFORMATIVE PURPOSES

Suspension of electronic systems / Interconnection failures

The Company reserves the right to modify, suspend, cancel or restrict the mechanisms of electronic representation or voting and/or remote attendance at the Meeting when technical or security reasons so advise or impose, both for the granting of representation and the casting of votes through remote means of communication and for remote attendance at the Meeting.

Should any of these events occur, it will be announced on the Web Site. This is without prejudice to the validity of the proxies already granted, of the votes already cast and of the shareholders’ rights of attendance and representation.

The Company shall not be liable for any damages that may be caused to the shareholder due to breakdowns, overloads, line failures, connection failures, or any other eventuality of the same or a similar nature, beyond the Company’s control, that prevent the use of the electronic representation or voting mechanisms and/or remote assistance.

Therefore, such circumstances shall not constitute an illegitimate deprivation of the shareholder’s rights, without prejudice to the adoption of such measures as each situation may require, including the possible temporary suspension or extension of the Meeting if necessary to ensure the full exercise of their rights by the shareholders or their representatives.

FOR FURTHER INFORMATION, SHAREHOLDERS MAY CONTACT TURBO ENERGY’S SHAREHOLDER OFFICE BY CALLING THE NUMBER +34 960 450 026 / +34 601 902 576, FREE OF CHARGE, FROM 9:00 A.M. TO 2:00 P.M., MONDAY THROUGH FRIDAY, OR BY SENDING AN EMAIL TO: / e-mail shareholders@turbo-e.com

PROTECTION OF PERSONAL DATA

Responsible for processing: Turbo Energy, S.A. and contact address for these purposes at Calle Isabel la Católica, 8. Oficinas 50-51, 46004 Valencia – Spain or at protecciondatos@umbrellasolarinvestment.com, is responsible for the processing of personal data (among others, identification, contact, electronic signature, access credentials, relating to the condition of shareholder or shareholder’s representative, as well as, if applicable, the image and/or voice and IP address of connection in case of remote attendance) collected or generated on the occasion of the General Shareholders’ Meeting in accordance with this notice, either directly from the shareholders and representatives, or from the entities in which the shares are deposited.

Purposes of processing and basis of lawfulness: the aforementioned personal data will be processed in accordance with the General Data Protection Regulation, and other applicable regulations, and for the following purposes: (i) to manage the exercise and control of the shareholder’s rights (which includes, verification of the identity and status of the shareholder or representative, managing the registration and access in the remote assistance platform), (ii) to send information related to the shareholder’s investment, (iii) to manage the call and holding of the General Shareholders’ Meeting. The processing of personal data for the aforementioned purposes (i), (ii) and (iii) is carried out on the basis of the execution of the relationship maintained between the shareholder and Turbo Energy, S.A. and the fulfillment of the legal obligations applicable to Turbo Energy, S.A.

Recipients of personal data: The data processed by Turbo Energy, S.A. may be provided to third parties in case of obligation or legal requirement, as would be the transfer to those third parties that are duly legitimized in the exercise of the right of information provided for in the applicable regulations.

Security of the treatment and conservation period: the aforementioned personal data will be treated adopting the most demanding security measures and technical means to avoid its loss, misuse or unauthorized access, and will be conserved during the period in which the relationship between the shareholder and Turbo Energy, S.A. survives and, after that period, for 6 more years or, if applicable, for a longer period corresponding to the prescription period of any legal or contractual actions that may be applicable.

Exercise of data protection rights: the rights of access, rectification, opposition, deletion, portability, limitation of processing, as well as revocation of consent, as applicable, may be exercised by the owner of the personal data, proving their identity, by letter or email addressed to the contact address mentioned above. Additionally, it is informed that Turbo Energy, S.A. has appointed a Data Protection Delegate, with whom the interested party may contact through the e-mail protecciondatos@umbrellasolarinvestment.com to submit any claim or request related to the protection of their personal data on the occasion of the General Shareholders’ Meeting. Finally, the data subject is informed of his or her right to file a complaint with the Spanish Data Protection Agency (www.aepd.es) if he or she considers that his or her data protection rights have been violated.

Other aspects: the shareholder shall be solely responsible for the completion of the required forms with false, inaccurate, incomplete or outdated data. In the event that, in the documentation sent, the shareholder includes personal data referring to other individuals and in the event that a third party attends the General Meeting as a representative of the shareholder, the shareholder must inform them of the points contained in the preceding paragraphs and comply with any other requirements that may be applicable for the correct transfer of personal data to Turbo Energy, S.A.

TURBO ENERGY, S.A.

Convocatoria de Junta General Ordinaria de Accionistas.

Turbo Energy, S.A. (en adelante “Turbo”, la “Sociedad”, o el “Emisor”), de conformidad con el artículo 14 de los Estatutos Sociales de la Sociedad pone en conocimiento del mercado la siguiente información:

En virtud de acuerdo del Consejo de Administración celebrado con fecha 16 de abril de 2024, se convoca a la Junta General Ordinaria de Accionistas que se celebrará en el domicilio social, Calle Isabel la Católica, 8 Oficinas 50-51, 46004 Valencia-España, el próximo día 25 de junio de 2024 a las 17:00 horas en primera convocatoria, y en su caso, para el supuesto de no haberse alcanzado el quórum legalmente necesario, al día siguiente, 26 de junio de 2024, en segunda convocatoria. Se deja constancia de la previsión de celebración en primera convocatoria.

Los asuntos que serán objeto de deliberación y votación de esta Junta General Ordinaria de Accionistas son los que comprende el siguiente

Orden del Día

Primero.	Ratificar el nombramiento de siete miembros del Consejo de Administración de la Sociedad, cada uno de los cuales ejercerá sus funciones hasta la próxima Junta General de Accionistas, o hasta que su sucesor sea debidamente elegido y habilitado o hasta su fallecimiento, dimisión, jubilación, inhabilitación o destitución.

Segundo.	Ratificar el nombramiento de TAAD, LLP como empresa de auditoría pública independiente de la empresa para el ejercicio fiscal que finaliza el 31 de diciembre de 2024.

Tercero.	Examen y aprobación, en su caso, de las Cuentas Anuales Individuales (Balance, Cuenta de Pérdidas y Ganancias, Estado de cambios del Patrimonio Neto, Estado de Flujos de efectivo, Informe de Gestión y Memoria), correspondiente al ejercicio 2023.

Cuarto.	Examen y aprobación, en su caso, de la Propuesta de Aplicación del Resultado correspondiente a las Cuentas Anuales Individuales del ejercicio 2023.

Quinto.	Examen y aprobación, en su caso, de la Gestión del Consejo de Administración de la Sociedad durante el ejercicio 2023.

Sexto.	Examen y aprobación, en su caso, de la delegación en el Consejo de Administración de la facultad para realizar ampliaciones de capital con el límite establecido en el artículo 297.1.b) de la Ley de Sociedades de Capital, hasta la mitad del capital social en la fecha de la autorización, dentro del plazo legal de un año desde la fecha de celebración de la presente Junta Ordinaria, pudiendo ejecutarse la ampliación en una o varias veces y con atribución de la facultad de excluir el derecho de suscripción preferente, total o parcialmente, conforme a lo previsto en el artículo 506 de la Ley de Sociedades de Capital. La presente delegación para aumentar el capital social con exclusión del derecho de suscripción preferente no podrá referirse a más de veinte por ciento del capital de la Sociedad.

Séptimo.	Examen y aprobación, en su caso, de la delegación al Consejo durante el plazo improrrogable de un año, al amparo de lo dispuesto en el artículo 319 del Reglamento del Registro Mercantil, y 511 del Texto Refundido de la Ley de Sociedades de Capital, y en una o varias veces para la emisión de bonos u obligaciones convertibles y/o canjeables por acciones de la sociedad incluyendo instrumentos de naturaleza análoga, convertibles o canjeables en acciones de la sociedad, o que puedan dar derecho, directa o indirectamente a la suscripción de acciones de la sociedad, incluyendo warrants , con expresas facultades para excluir el derecho de suscripción preferente en las emisiones, con atribución al Consejo, para fijar las condiciones de las mismas, con arreglo a las bases de conversión que se acuerde por la Junta, y a proceder a las ampliaciones de capital que exija su conversión, con exclusión del derecho preferente de los accionistas, siempre y cuando al ejercitar la delegación se proceda a los informes preceptivos que determina la legislación vigente tanto del propio Consejo como del Auditor Independiente que se designe en caso de ser necesario. La cifra máxima de las emisiones autorizadas bajo dicha delegación no podrá superar la cifra global de 60.000.000,00 de Euros, ni la emisión individual en cada caso obligar a aprobar simultáneamente una ampliación de capital de cifra superior al veinte por ciento del capital total resultante después de ella. Además, en caso de que se proceda a excluir el derecho de suscripción preferente de las emisiones, el número máximo de acciones en que puedan convertirse las obligaciones emitidas o instrumentos de naturaleza análoga, no podrá exceder del veinte por ciento del número de acciones integrantes del capital social en el momento de la autorización.

Octavo.	Concesión de facultades para la ejecución y protocolización de acuerdos. proceder al otorgamiento de cuantos documentos públicos sean necesarios para la debida formalización e inscripción en el Registro Mercantil de los acuerdos adoptados en la presente Junta General de Accionistas, incluso de subsanación o rectificación, si ello fuera preciso.

Noveno.	Ruegos y preguntas

Décimo.	Lectura y, en su caso, aprobación del acta de la Junta.

Derecho de información

De conformidad con lo dispuesto en la normativa aplicable, a partir de la publicación del presente anuncio los accionistas tienen derecho a examinar y obtener en el domicilio social de la Sociedad o solicitar que le sean remitidos de forma inmediata y gratuita los documentos sometidos a aprobación.

Con independencia del derecho de información anteriormente indicado, a partir de la publicación del anuncio de convocatoria estarán disponibles para su consulta en la página web corporativa de la Compañía (www.turbo-e.com) el presente anuncio de convocatoria.

Asimismo, los accionistas podrán solicitar de los administradores acerca de los asuntos comprendidos en el orden del día las informaciones o aclaraciones que estimen precisas o formular por escrito las preguntas que consideren pertinentes hasta el séptimo día anterior al previsto para la celebración de la junta. Los administradores facilitarán la información por escrito hasta el día de la celebración de la junta.

Derivado de la condición de sociedad cotizada de Turbo Energy, S.A. en el mercado National Association of Securities Dealers Automated Quotations (NASDAQ) y a los efectos del cumplimiento de los requisitos establecidos en el artículo 495.3 de la Ley de Sociedades de Capital en cuanto a formas de comunicación y publicidad en el mercado extranjero, además del presente anuncio, el Emisor llevará a cabo, a través de las correspondientes comunicaciones adicionales, el envío de la convocatoria y resto de documentos en lengua inglesa a los accionistas titulares de ADRs representativos de las acciones de la Sociedad y que cotizan en dicho mercado.y todo ello, dentro de los plazos requeridos bajo normativa del citado mercado.

Derecho de asistencia y representación

Podrán asistir los accionistas que figuren como titulares en el correspondiente registro contable de anotaciones en cuenta con cinco (5) días de antelación, al menos, a aquél en que haya de celebrarse la junta general. Para ello será necesario su acreditación mediante la oportuna tarjeta de asistencia, certificado expedido por la entidad depositaria adherida a Iberclear o por cualquier otra forma legalmente admitida. El registro de las tarjetas de asistencia comenzará una hora antes de la señalada para la junta.

Todo accionista que tenga derecho de asistencia podrá hacerse representar por otra persona, aunque ésta no sea accionista. La representación deberá conferirse por escrito mediante la remisión de la tarjeta de asistencia o certificado u otra forma admitida y delegación debidamente cumplimentada y firmada por el accionista que otorga la representación con carácter especial para cada junta. La representación es siempre revocable. La asistencia personal a la Junta General del representado tendrá valor de revocación.

La Asistencia Remota a la Junta General será a través del enlace que será facilitado por la Sociedad con una antelación mínima a cinco días a la celebración de la Junta General y remitan su solicitud mediante correo electrónico dirigido a la dirección: shareholders@turbo-e.com o cumplan los requisitos establecidos de registro en la página web de la Sociedad. Para la obtención de claves de acceso será necesario acreditar la condición de accionista mediante remisión de tarjeta de asistencia emitida por el depositario o Broker en el que el accionista tenga depositadas las acciones y documento acreditativo del accionista.

Complemento al Orden del Día

A partir de la convocatoria aquellos accionistas que representen al menos un 5 % del capital social podrán solicitar que se publique un complemento a la convocatoria incluyendo puntos adicionales en el orden del día. Este derecho deberá ejercitarse mediante notificación fehaciente que deberá recibirse en el domicilio social dentro de los cinco (5) días siguientes a la publicación de la convocatoria. El complemento se publicará como mínimo con quince (15) días de antelación a la fecha establecida para la reunión de la junta.

El Presidente del Consejo de Administración, D. Enrique Selva Bellvís

Valencia, 24 de mayo de 2024.

PROCEDIMIENTO PARA LA ASISTENCIA A LA JUNTA GENERAL

La asistencia a la Junta únicamente podrá realizarse mediante el empleo de medios telemáticos que permitan la conexión en tiempo real con el local donde se halle constituida la mesa (“Asistencia Remota”). La asistencia remota será posible desde cualquier dispositivo con acceso a Internet (incluidos móviles y tabletas).

Registro

Los accionistas deberán acreditarse antes de las cero horas del día 18 de junio de 2024 mediante el cumplimiento de la Tarjeta de Asistencia que se deberá remitir al correo electrónico shareholders@turbo-e.com.

La Sociedad verificará los datos facilitados por el accionista contrastándolos con la información de que disponga. La Sociedad se reserva el derecho de solicitar a los accionistas los medios de identificación adicionales que considere necesarios para comprobar su condición de accionistas y garantizar la autenticidad de la asistencia remota a la Junta General de Accionistas.

En caso de divergencia entre el número de acciones comunicado por el accionista y el que conste en el fichero de la Sociedad, prevalecerá, a efectos de quórum y votación, el número de acciones de la Sociedad.

Representación

Los accionistas que deseen otorgar su representación deberán hacerlo con anterioridad a la celebración de la Junta General de Accionistas a través del correo electrónico shareholders@turbo-e.com o mediante correspondencia postal remitida a la atención de la “Oficina del Accionista”, Turbo Energy S.A. con dirección Isabel la Católica, 8 Oficinas 50-51, 46004 Valencia.

El accionista podrá obtener la tarjeta de representación mediante su solicitud a la entidad en que tenga depositadas sus acciones. Para resolver incidencias podrán contactar con la Oficina del Accionista (teléfonos +34 960 450 026 / +34 601 902 576 / e-mail shareholders@turbo- e.com).

La representación o el voto a distancia con carácter previo a la Junta sólo se considerarán válidos si se confirma la condición de accionista, comprobando que la titularidad y el número de acciones que proporcione cada una de las personas que emitan su representación o voto por medios de comunicación a distancia coinciden con los datos en poder de la Sociedad.

En caso de copropiedad de acciones, se entenderá que quien confiere la representación o emite el voto ha sido designado para el ejercicio de los derechos de socio, si es uno de los copropietarios.

La asistencia a la Junta del accionista que previamente hubiera conferido su representación o votado a través de medios de comunicación a distancia (postales) dejará sin efecto la representación conferida o el voto emitido.

En caso de que un accionista confiera varias representaciones y/o emita varios votos ( de forma postal) prevalecerá la actuación (otorgamiento de representación o votación) que haya sido realizada en último término.

De no existir certeza sobre el momento en que el accionista confirió la representación o emitió el voto, este último (con independencia de cuál sea el medio utilizado para su emisión) prevalecerá sobre la representación. Si el accionista hubiera realizado distintas votaciones en diferente sentido, por medios postales, prevalecerá aquella votación que se haya realizado en último término.

En el caso de accionistas personas jurídicas, se deberá remitir a la Sociedad fotocopia del poder bastante en virtud del cual se acreditan las facultades de la persona física que firma la tarjeta de representación o votación a distancia en nombre de la entidad jurídica.

En caso de querer revocar la representación otorgada, el accionista deberá ponerse en contacto con la Sociedad, en la Oficina del Accionista a través del teléfono +34 960 450 026 / +34 601 902 576, antes de las veinticuatro horas del día 18 de junio de 2024.

Conexión

Los accionistas que deseen asistir a distancia deberán acceder a la plataforma de teleasistencia, identificándose mediante el uso de la cámara entre las 16:45. y las 17:00. del día 25 de junio de 2024 (si la Junta General se celebra en primera convocatoria) o, en su caso, entre las 16:45 y las 17:00 del día 26 de 2024 (si la Junta General se celebra en segunda convocatoria).

No se admitirá la conexión de asistentes fuera de esta franja horaria.

Durante el desarrollo de la Junta General, no se permitirá el voto a los accionistas que asistan de manera remota.

Si la persona que asiste remotamente tuviera conferidas delegaciones en su favor, y siempre que éstas se hubieran recibido por la Sociedad dentro de los plazos admitidos, se le comunicarán para que, en su caso, las acepte y remita instrucciones de voto al Sr. Secretario.

El accionista que se haya registrado para asistir remotamente y desee abandonar la Junta General de Accionistas haciéndolo constar ante el Secretario podrá hacerlo. Una vez haya comunicado su voluntad expresa de abandonar la reunión, se tendrán por no realizadas todas las actuaciones que efectúe con posterioridad.

Los mecanismos de asistencia remota se cerrarán al finalizar la Junta General o, en su caso, al constatarse la inexistencia de quórum suficiente para la celebración de la reunión.

Es responsabilidad exclusiva del accionista la custodia de los medios de identificación necesarios para acceder y utilizar el servicio de asistencia remota. En caso de que se trate de una persona jurídica, ésta deberá comunicar cualquier modificación o revocación en las facultades que ostente su representante y, por tanto, la Sociedad declina cualquier responsabilidad hasta que se produzca dicha notificación.

Intervención

Los accionistas que, en ejercicio de sus derechos, pretendan intervenir en la Junta y, en su caso, solicitar informaciones o aclaraciones en relación con los puntos del Orden del Día, o realizar propuestas en los casos permitidos por la Ley, manifestarán su intención de hacerlo en el momento de su registro.

Tras esa manifestación, y exclusivamente a través del formulario de intervenciones habilitado al efecto, los asistentes podrán formular por escrito y remitir su intervención, pregunta o propuesta hasta que el Presidente declare válidamente constituida la Junta. El asistente que desee que su intervención conste en el Acta de la Junta habrá de indicarlo expresamente en el texto de aquélla.

Votaciones

La emisión del voto sobre las propuestas relativas a puntos comprendidos en el Orden del Día podrá realizarse desde el momento en que el Presidente declare la válida constitución de la Junta, y siempre que el asistente se haya registrado según el procedimiento previsto en los apartados anteriores.

En cuanto a las propuestas de acuerdos sobre aquellos asuntos que, por mandato legal, no sea necesario que figuren en el Orden del Día, los asistentes podrán emitir sus votos a partir del momento en que señale el Presidente, una vez formulada y leída la propuesta.

Para la votación de las propuestas de acuerdos se aplicará el procedimiento previsto en los Estatutos Sociales.

Suspensión de los sistemas electrónicos / Fallos de interconexión

Tanto para el otorgamiento de la representación como para la asistencia remota a la Junta, la Sociedad se reserva el derecho a modificar, suspender, cancelar o restringir los mecanismos de representación o voto electrónicos y/o de asistencia remota cuando razones técnicas o de seguridad así lo aconsejen o impongan.

Si ocurriera alguno de estos supuestos, se anunciará en el Sitio Web. Todo ello sin perjuicio de la validez de las representaciones ya conferidas, de los votos ya emitidos y de los derechos de asistencia y representación de los accionistas.

La Sociedad no será responsable de los perjuicios que pudieran ocasionarse al accionista por averías, sobrecargas, caídas de líneas, fallos en la conexión, o cualquier otra eventualidad de igual o similar índole, ajenas a la voluntad de la Sociedad, que impidan la utilización de los mecanismos de representación o voto electrónicos y/o de asistencia remota.

Por tanto, esas circunstancias no constituirán una privación ilegítima de los derechos del accionista, sin perjuicio de que se adopten las medidas que cada situación requiera, entre ellas, la eventual suspensión temporal o prórroga de la Junta si ello fuese preciso para garantizar el pleno ejercicio de sus derechos por los accionistas o sus representantes.

PARA CUALQUIER INFORMACIÓN ADICIONAL QUE PRECISEN, LOS ACCIONISTAS PODRÁN PONERSE EN CONTACTO CON LA OFICINA DEL ACCIONISTA DE TURBO ENERGY S.A., LLAMANDO A LOS TELÉFONOS GRATUITOS NÚMERO +34 960 450 026 / +34 601 902 576, DE 9 a 14 HORAS, DE LUNES A VIERNES, O ENVIANDO UN CORREO ELECTRÓNICO A: shareholders@turbo-e.com

PROTECCION DE DATOS PERSONALES

Responsable del tratamiento: Turbo Energy S.A. y dirección de contacto a estos efectos en Plaza de Isabel la Católica, 8 Oficinas 50-51, 46004 Valencia o en protecciondatos@umbrellasolarinvestment.com, es la responsable del tratamiento de los datos personales (entre otros, identificativos, de contacto, firma electrónica, credenciales de acceso, relativos a la condición de accionista o de representante de éste, así como, en su caso, la imagen y/o voz y dirección IP de conexión en caso de asistencia remota) recabados o generados con motivo de la Junta General de Accionistas de conformidad a este anuncio, ya sea directamente de los accionistas y representantes, o de las entidades en las que se tengan depositadas las acciones.

Finalidades del tratamiento y bases de licitud: los citados datos personales serán tratados de conformidad con el Reglamento General de Protección de Datos, y demás normativa aplicable, y con las siguientes finalidades: (i) gestionar el ejercicio y control de los derechos del accionista (lo cual incluye, la verificación de la identidad y condición del accionista o representante, gestionar el registro y acceso en la plataforma de asistencia remota), (ii) remitir la información relacionada con la inversión del accionista, (iii) gestionar la convocatoria y celebración de la Junta General de Accionistas. El tratamiento de los datos personales para las citadas finalidades (i), (ii) y (iii) se lleva a cabo sobre la base de la ejecución de la relación mantenida entre el accionista y Turbo Energy S.A., y del cumplimiento de las obligaciones legales aplicables a Turbo Energy S.A.

Destinatarios de los datos personales: Los datos tratados por Turbo Energy S.A. podrán ser facilitados a terceros en caso de obligación o requerimiento legal, como sería la cesión a aquellos terceros que estén debidamente legitimados en el ejercicio del derecho de información previsto en la normativa aplicable.

Seguridad del tratamiento y plazo de conservación: los citados datos personales serán tratados adoptándose las más exigentes medidas de seguridad y medios técnicos para evitar su pérdida, mal uso o su acceso no autorizado, y conservándose durante el plazo en que perviva la relación mantenida entre el accionista y Turbo Energy S.A. y, superado ese plazo, durante 6 años más o, en su caso, durante un plazo superior correspondiente al plazo de prescripción de cualesquiera acciones legales o contractuales que resulten de aplicación.

Ejercicio de derechos de protección de datos: los derechos de acceso, rectificación, oposición, supresión, portabilidad, limitación del tratamiento, así como revocación del consentimiento, según sean de aplicación, podrán ejercitarse por el titular de los datos personales, acreditando su identidad, mediante carta o correo electrónico dirigido a la dirección de contacto antes mencionada. Adicionalmente, se informa que Turbo Energy S.A. ha designado un Delegado de Protección de Datos, con el que el interesado podrá contactar a través del correo electrónico protecciondatos@umbrellasolarinvestment.com para presentar cualquier reclamación o solicitud relacionada con la protección de sus datos personales con motivo de la Junta General de Accionistas. Por último, se informa al interesado de su derecho a presentar una reclamación ante la Agencia Española de Protección de Datos (www.aepd.es) si considera que se han vulnerado sus derechos de protección de datos.

Otros aspectos: el accionista será el único responsable de la cumplimentación de los formularios que se le requieran con datos falsos, inexactos, incompletos o no actualizados. En caso de que, en la documentación remitida, el accionista incluya datos personales referentes a otras personas físicas y en el caso de que un tercero asista a la Junta General como representante del accionista, el accionista deberá informarles de los extremos contenidos en los párrafos anteriores y cumplir con cualesquiera otros requisitos que pudieran ser de aplicación para la correcta cesión de los datos personales a Turbo Energy S.A.